SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Amendment No. 3


                                       to

                                   FORM 10-SB

                   General Form For Registration of Securities
                         of Small Business Issuers Under
                             Section 12(b) or (g) of
                       the Securities Exchange Act of 1934


                         Commission File Number 0-50764
                                                -------



                    Across America Real Estate Development Corp.
         ---------------------------------------------------------------
        (Exact Name of Small Business Issuer as specified in its charter)



            Colorado                                 20-0003432
    ----------------------------             --------------------------
    (State or other jurisdiction             (IRS Employer File Number)
        of incorporation)


     1440 Blake Street, Suite 330
     Denver, Colorado                                           80202
    ---------------------------------------                  ----------
    (Address of principal executive offices)                 (zip code)




                                 (303) 893-1003
               --------------------------------------------------
              (Registrant's telephone number, including area code)




     Securities to be Registered Pursuant to Section 12(b) of the Act: None


        Securities to be Registered Pursuant to Section 12(g) of the Act:

                    Common Stock, $.0.001 per share par value

References in this document to "us," "we," or " Company" refer to Across America Real Estate Development Corp.


Item 1. Description of Business.
        -----------------------

          (a) General Development of Business
          -----------------------------------


We are a Colorado corporation. Our principal business address is 1440 Blake Street, Suite 330, Denver, Colorado 80202. We were incorporated under the laws of the State of Colorado on April 22, 2003.


We have begun active operations and are no longer in the development stage. We finance and develop built-to-suit real estate projects for specific retailers and other tenants who sign long-term leases for use of the property. We plan to create each project such that it will generate income from the placement of the construction loan, rental income during the period in which the property is held, and the capital appreciation of the facility upon sale. Our affiliates, subsidiaries and management will develop the construction and permanent financing for our benefit.

In 2003, we completed a registered offering of our common shares under the provisions of the Colorado securities laws and under an exemption from the federal securities laws. We raised a total of $34,325 in this offering.

In June, 2003, we and GDBA Investments, LLLP ("GDBA"),an affiliate and our largest shareholder, entered into a three year agreement to fund our real estate projects. Under this agreement, we may borrow up to $2,000,000 for our projects. Each loan will be secured only by the properties against which the loans are made. We will not provide any loan guarantees. The interest rate on the loans and other terms will be negotiated with each loan transaction. GDBA has also agreed, if necessary, assist us with obtaining additional capital over and above the $2,000,000, up to an additional maximum amount of $6,000,000 from an institutional lender of construction financing by co-signing on our behalf. This additional amount will be available for the three years of the agreement and after we have depleted all of the original $2,000,000 under our agreement to fund.


On November 26, 2004, we and GDBA entered into an updated three year agreement to fund our real estate projects. This agreement supercedes and terminates all other funding agreements, including, without limitation, an Agreement to Fund between the same parties dated as of June 5, 2003.Under this new agreement, we may borrow up to $7,000,000 for our projects. Each loan will be secured only by the properties against which the loans are made. We will not provide any loan guarantees. The interest rate on the loans and other terms will be negotiated with each loan transaction. GDBA has also agreed, if necessary, assist us with obtaining additional capital over and above the $7,000,000, up to an additional maximum amount of $18,000,000 from aninstitutional lender of construction financing by co-signing on our behalf. This additional amount will be available for the three years of the agreement and after we have depleted all of the original $7,000,000 under our agreement to fund.

On June 5, 2003, we finalized an agreement to begin funding our first real estate development project. The project was with Cross Country Properties II, LLC ("CCPII"), a Georgia limited liability company, and subsidiary of ours, to build an 8,000 square foot retail building to be occupied by Family Dollar Stores ("FDS"). We hold an 80 percent ownership interest in CCPII and had an 80 percent profit-participation interest in the project. An unaffiliated third party organization, the Moody Group, LLC, owned the remaining 20 percent and had a 20 percent profit-participation interest in the project. Family Dollar Stores signed a ten year lease at $7.25 per square foot and occupied the new building on May 3, 2004 and on June 1, 2004 CCPII closed the sale of the building for a price of $687,141. The cost of construction including the cost of land for this building project was $617,556. We arranged a Construction loan from GDBA to fund the construction of the building for FDS. The construction loan from GDBA, which totaled $592,252, was subject to a 1.0 percent origination fee and a 4.0 percent interest rate. Following the sale, CCPII paid off all principal, interest and fees related to the outstanding debt. Interest expense (including the origination fee) on the project totaled $10,929

In March, 2004, we entered into an agreement with Cross Country Properties III, LLC ("CCPIII"), a Georgia limited liability company, through our wholly-owned subsidiary, CCI Southeast, LLC, to fund an additional real estate development project. We hold a 50 percent ownership interest in CCPIII and had a 50 percent profit-participation interest in the project. An unaffiliated third party organization, the Moody Group, LLC, owned the remaining 50 percent and had a 50 percent profit-participation interest in the project. CCPIII built a 7,000 square foot retail building, which was occupied by Advance Auto Parts Stores, who signed a fifteen year lease at $11.04 per square foot. The cost of construction, including the cost of land for this building project was $704,000. In addition, we arranged a construction loan from GDBA through our CCI Southeast, LLC subsidiary to fund the construction of this building for Advance Auto Parts. The construction loan interest was the prime rate, as published by the Wall Street Journal on the date the interest is paid, plus one-half of one percent (.5%) per annum and a loan origination fee in to GDBA in the amount of
1.25 percent. The principal, interest and fee was payable upon the earlier of nine months or twelve months, based on certain contingencies, but in any case, not later than February 28, 2007. On August 10, 2004, CCPIII closed the sale of its building for a price of $1,078,090. The total cost of construction (including the cost of land) and fees to sell the building project was $834,966.

In July, 2004 we entered into a non-exclusive letter of intent with Carwash Management and Development, Inc., a company affiliated with GDBA, to develop express car washes in North America. Under this letter of intent, we have a first right of refusal to build and fund 72 build to suit express car washes in the next three years at an average cost of approximately $1,850,000 per facility.


On September 30, 2004, we paid $100,000 to Charmar Property Acquisitions, Inc. ("Charmar"), an unaffiliated third party, in exchange for a promissory note. The note matures on October 31, 2004 and carries no interest rate unless the note becomes in default. If Charmar defaults on the note, the note will accrue interest at a rate of 5 percent. The note is secured by a second deed of trust on real property located in Corona, California.

On October 1, 2004, we entered into an arrangement with S&O Development, LLC, an unaffiliated builder and developer of commercial property. We and S&O intend to develop an express tunnel carwash located in Littleton Colorado with an approximate cost of $1,850,000. The parties have formed a limited liability company for the development of the identified property. The name of the limited liability company is Riverdale Carwash Lot3A, LLC. S&O Development will own 49.9% of the LLC and AARD will own 50.1% of the LLC. The parties will split the profits each 50% from the proceeds of the sale of the project after all development and construction costs and interest and fee expenses are paid and settled. We will receive the first $60,000 of profit; S&O will receive the next $60,000 of profit; then the entities will divide the remainder based upon the 50/50 profit split. We expect tostart funding this project immediately.

Effective December 3, 2004, we and Aquatique Industries, Inc.(Aquatique), entered into a letter of intent which gives us a first right of refusal to build and fund five build-to-suit retail properties in the next three years at an average cost of $1,750,000 per property. Significant terms of the letter intent provide that Aquatique would pay rental or lease payments for developed facilities based upon current market rates. We would agree to fund or secure funding for the land, site improvements, facility, equipment and construction interest expense, in addition to agreed upon soft cost and expenses. The CEO of Aquatique is a former director of ours. GDBA Investments LLLP, our major shareholder, owns 60% of Aquatique Industries.

We plan for the note's funds to be used as forward funding for another real estate development project. However, we had not entered into an operating agreement for the project as of September 30, 2004.


In all of our transactions with affiliates, we examine current market conditions and attempt to develop terms and conditions no less favorable than could be negotiated in an arms-length transaction.

We have not been subject to any bankruptcy, receivership or similar proceeding.


                                  RISK FACTORS

You should carefully consider the risks and uncertainties described below; and all of the other information included in this document. Any of the following risks could materially adversely affect our business, financial condition or operating results and could negatively impact the value of your investment.

WE HAVE HAD A HISTORY OF LOSSES AND HAVE ONLY RECENTLY BEGUN TO GENERATE A
PROFIT.
--------------------------------------------------------------------------------


For the period from inception through December 31, 2003, we generated no revenue. We had a net loss of $22,176 for this period. Our revenues for the nine months ended September 30, 2004 were $1,088,071. We had net income of $70,988 for the nine months ended September 30, 2004. Although we have recently become profitable, we cannot say whether our proposed operations will achieve market acceptance such that we will be able to achieve sustained profitability. We have only completed two transactions, so it is difficult for us to accurately forecast our quarterly and annual revenue. However, we use our forecasted revenue to establish our expense budget. Most of our expenses are fixed in the short term or incurred in advance of anticipated revenue. As a result, we may not be able to decrease our expenses in a timely manner to offset any revenue shortfall. We attempt to keep revenues in line with expenses but cannot guarantee that we will be able to do so.

WE HAVE A LACK OF LIQUIDITY AND WILL NEED ADDITIONAL FINANCING IN THE FUTURE.
--------------------------------------------------------------------------------

We are only minimally capitalized. Because we are only minimally capitalized, we expect to experience a lack of liquidity for the foreseeable future in our ongoing operations. We plan to finance our real estate projects separately from the financing of our operations. We will adjust our expenses as necessary to prevent cash flow or liquidity problems. However, we expect we will need additional financing of some type, which we do not now possess, to fully develop our operations. We expect to rely principally upon our ability to raise additional financing, the success of which cannot be guaranteed. To the extent that we experience a substantial lack of liquidity, our development in accordance with our proposed plan may be delayed or indefinitely postponed, which would have a materially adverse impact on our operations and the investors' investment.


AS A NEW COMPANY WITH LIMITED OPERATING HISTORY, WE ARE INHERENTLY A RISKY INVESTMENT. OUR OPERATIONS ARE SUBJECT TO OUR ABILITY TO FINANCE REAL ESTATE PROJECTS.
--------------------------------------------------------------------------------

Because we are a start-up company with a limited history, the operations in which we propose to engage in, the real estate financing of build-to-suite projects for specific national retailers, is an extremely risky business, subject to numerous risks. Our operations will depend, among other things, upon our ability to finance real estate projects and for those projects to be sold. Further, there is the possibility that our proposed operations will not generate income sufficient to meet operating expenses or will generate income and capital appreciation, if any, at rates lower than those anticipated or necessary to sustain the investment. Our operations may be affected by many factors, some of which are beyond our control. Any of these problems, or a combination thereof, could have a materially adverse effect on our viability as an entity.


THE MANNER IN WHICH WE FINANCE OUR PROJECTS CREATES THE POSSIBILITY OF A CONFLICT OF INTEREST.
--------------------------------------------------------------------------------

We fund our projects with construction financing to be obtained through the efforts of our management and largest shareholder, GDBA. This arrangement could create a conflict of interest with respect to such financings. However, there may be an inherent conflict of interest in the arrangement until such time as we might seek such financings on a competitive basis.


INTENSE COMPETITION IN OUR MARKET COULD PREVENT US FROM DEVELOPING REVENUE AND PREVENT US FROM ACHIEVING ANNUAL PROFITABILITY.
--------------------------------------------------------------------------------

We provide a defined service to finance real estate projects. The barriers to entry are not significant. Our service could be rendered noncompetitive or obsolete. Competition from larger and more established companies is a significant threat and expected to increase. Most of the companies with which we compete and expect to compete have far greater capital resources, and many of them have substantially greater experience in real estate development. Our ability to compete effectively may be adversely affected by the ability of these competitors to devote greater resources than we can.

OUR SUCCESS WILL BE DEPENDENT UPON OUR MANAGEMENT'S EFFORTS.
--------------------------------------------------------------------------------

Our success will be dependent upon the decision making of our directors and executive officers. These individuals intend to commit as much time as necessary to our business, but this commitment is no assurance of success. The loss of any or all of these individuals, particularly Mr. Alexander V. Lagerborg, our President, could have a material, adverse impact on our operations. We have no written employment agreements with any officers and directors, including Mr. Lagerborg. We have not obtained key man life insurance on the lives of any of these individuals.

OUR STOCK PRICE MAY BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PUBLIC SALE PRICE.
--------------------------------------------------------------------------------

There has been, and continues to be, a limited public market for our common stock. Although our common stock trades in the Pink Sheets, an active trading market for our shares has not, and may never develop or be sustained. If you purchase shares of common stock, you may not be able to resell those shares at or above the initial price you paid. The market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, including the following:

*    actual or anticipated fluctuations in our operating results;

* changes in financial estimates by securities analysts or our failure to perform in line with such estimates;

* changes in market valuations of other real estate oriented companies, particularly those that market services such as ours;

* announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

* introduction of technologies or product enhancements that reduce the need for our services;

*    the loss of one or more key customers; and

*    departures of key personnel.


Of our total outstanding shares as of December 31, 2004, a total of 15,865,000, orapproximately 98.9%, will be restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.


As restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

OUR STOCK HAS A LIMITED PUBLIC TRADING MARKET
--------------------------------------------------------------------------------

While our common stock currently trades, our market is limited and sporadic. We trade in the Pink Sheets. We cannot assure that such a market will improve in the future, even if our securities are listed on the NASD Bulletin Board. The NASD Bulletin Board requires that we be a reporting company under the Securities Exchange Act of 1934. However, we cannot guarantee that we will be accepted for listing on the NASD Bulletin Board. Further, we cannot assure that an investor will be able to liquidate his investment without considerable delay, if at all. If a more active market does develop, the price may be highly volatile. The factors which we have discussed in this document may have a significant impact on the market price of the common stock. It is also possible that the relatively low price of our common stock may keep many brokerage firms from engaging in transactions in our common stock.

THE OVER-THE-COUNTER MARKET FOR STOCK SUCH AS OURS HAS HAD EXTREME PRICE AND VOLUME FLUCTUATIONS.
--------------------------------------------------------------------------------

The securities of companies such as ours have historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in the our industry and in the investment markets generally, as well as economic conditions and quarterly variations in our operational results, may have a negative effect on the market price of our common stock.

WE DO NOT EXPECT TO PAY DIVIDENDS ON COMMON STOCK
--------------------------------------------------------------------------------

We have not paid any cash dividends with respect to our common stock, and it is unlikely that we will pay any dividends on our common stock in the foreseeable future. Earnings, if any, that we may realize will be retained in the business for further development and expansion.

          (b) Narrative Description of the Business
          -----------------------------------------
     General
     -------

We have begun revenue-producing operations and are currently profitable. We act as a co-developer, principally as a financier, for built-to-suit real estate development projects for retailers who sign long-term leases for use of the property. We plan to create each project such that it will generate income from the placement of the construction loan, current income during the period in which the property is held, and the capital appreciation of the facility upon sale. Affiliates and management of ours will develop the construction and permanent financing for our benefit.

All of our operations are located in the State of Colorado. We plan to use our status as a public company to expand our operations. However, there can be no assurance that this objective will be achieved.

     Organization
     ------------

We are comprised of one corporation with seven subsidiaries. We own 100% of CCI Southeast, LLC, 80% of Cross Country Properties II, LLC, 50% of Cross
Country Partners III, LLC., 50.1% of AARD-Belle Creek LLC, 100% of CCI
Corona, LLC, 50.1% of L-S Corona Pointe, LLC, and 51% of Riverdale Carwash Lot 3A, LLC. We plan to loan funds through CCI Southeast, LLC tolimited liability companies in which we have an ownership interest. This ownership interest will vary, depending upon the project.

We are filing this Form 10-SB on a voluntary basis because we plan to engage in equity and/or debt financing in the foreseeable future and believe that our fund raising will be enhanced by having a record of regular disclosure under the Securities Exchange Act of 1934 (the "1934 Act"). We have no plans in the foreseeable future, under any circumstances, to terminate our registration under the 1934 Act.

          (c) Operations
          --------------

We act as a co-developer, principally as a financier, to develop built-to-suit real estate projects for specific retailers and other tenants who sign long-term leases for use of the property. We plan to create each project such that it will generate income from the placement of the construction loan, rental income during the period in which the property is held, and the capital appreciation of the facility upon sale.

Our proposed activities will include raw land acquisition and facility construction. In such a situation, we would provide construction and property management expertise in exchange for construction and management fees and an equity interest in the property. We also plan to develop projects with construction and permanent financing to be obtained through the efforts of our management and affiliates. Initially, we may hire third party contractors to work on our projects but may eventually use our own staff as well. We will create each project such that it will generate income from the placement of the construction loan, current income during the period in which the property is held, and the capital appreciation of the facility upon sale.

Our original focus will be in the south eastern part of the country, as well as the Denver, Colorado metropolitan area. However, we may also look at projects throughout the State of Colorado and the remainder of the United States. We will focus on construction projects for national retailers.

In June, 2003, we and GDBA Investments, LLLP ("GDBA"),an affiliate and our largest shareholder, entered into a three year agreement to fund our real estate projects. Under this agreement, we may borrow up to $2,000,000 for our projects. Each loan will be secured only by the properties against which the loans are made. We will not provide any loan guarantees. The interest rate on the loans and other terms will be negotiated with each loan transaction. GDBA has also agreed, if necessary, assist us with obtaining additional capital over and above the $2,000,000, up to an additional maximum amount of $6,000,000 from an institutional lender of construction financing by co-signing on our behalf. This additional amount will be available for the three years of the agreement and after we have depleted all of the original $2,000,000 under our agreement to fund.


On November 26, 2004, we and GDBA entered into an updated three year agreement to fund our real estate projects. This agreement supercedes and terminates all other funding agreements, including, without limitation, an Agreement to Fund between the same parties dated as of June 5, 2003.Under this new agreement, we may borrow up to $7,000,000 for our projects. Each loan will be secured only by the properties against which the loans are made. We will not provide any loan guarantees. The interest rate on the loans and other terms will be negotiated with each loan transaction. GDBA has also agreed, if necessary, assist us with obtaining additional capital over and above the $7,000,000, up to an additional maximum amount of $18,000,000 from aninstitutional lender of construction financing by co-signing on our behalf. This additional amount will be available for the three years of the agreement and after we have depleted all of the original $7,000,000 under our agreement to fund.

On June 5, 2003, we finalized an agreement to begin funding our first real estate development project. The project was with Cross Country Properties II, LLC ("CCPII"), a Georgia limited liability company, and subsidiary of ours, to build an 8,000 square foot retail building to be occupied by Family Dollar Stores ("FDS"). We hold an 80 percent ownership interest in CCPII and had an 80 percent profit-participation interest in the project. An unaffiliated third party organization, the Moody Group, LLC, owned the remaining 20 percent and had a 20 percent profit-participation interest in the project. Family Dollar Stores signed a ten year lease at $7.25 per square foot and occupied the new building on May 3, 2004 and on June 1, 2004 CCPII closed the sale of the building for a price of $687,141. The cost of construction including the cost of land for this building project was $617,556. We arranged a Construction loan from GDBA to fund the construction of the building for FDS. The construction loan from GDBA, which totaled $592,252, was subject to a 1.0 percent origination fee and a 4.0 percent interest rate. CCPII was the direct recipient of the loan. Following the sale, CCPII paid off all principal, interest and fees related to the outstanding debt. Interest expense (including the origination fee) on the project totaled $10,929.

In March, 2004, we entered into an agreement with Cross Country Properties III, LLC ("CCPIII"), a Georgia limited liability company, through our wholly-owned subsidiary, CCI Southeast, LLC, to fund an additional real estate development project. We hold a 50 percent ownership interest in CCPIII and had a 50 percent profit-participation interest in the project. An unaffiliated third party organization, the Moody Group, LLC, owned the remaining 50 percent and had a 50 percent profit-participation interest in the project. CCPIII built a 7,000 square foot retail building, which was occupied by Advance Auto Parts Stores, who signed a fifteen year lease at $11.04 per square foot. The cost of construction, including the cost of land for this building project was $704,000. In addition, we arranged a construction loan from GDBA through our CCI Southeast, LLC subsidiary to fund the construction of this building for Advance Auto Parts. The construction loan interest was the prime rate, as published by the Wall Street Journal on the date the interest is paid, plus one-half of one percent (.5%) per annum and a loan origination fee in to GDBA in the amount of
1.25 percent. The principal, interest and fee was payable upon the earlier of nine months or twelve months, based on certain contingencies, but in any case, not later than February 28, 2007. On August 10, 2004, CCPIII closed the sale of its building for a price of $1,078,090. The total cost of construction (including the cost of land) and fees to sell the building project was $834,966.

In July, 2004 we entered into a non-exclusive letter of intent with Carwash Management and Development, Inc., a company affiliated with GDBA, to develop express car washes in North America. Under this letter of intent, we have a first right of refusal to build and fund 72 build to suit express car washes in the next three years at an average cost of approximately $1,850,000 per facility.


On September 30, 2004, we paid $100,000 to Charmar Property Acquisitions, Inc. ("Charmar"), an unaffiliated third party, in exchange for a promissory note. The note matures on October 31, 2004 and carries no interest rate unless the note becomes in default. If Charmar defaults on the note, the note will accrue interest at a rate of 5 percent. The note is secured by a second deed of trust on real property located in Corona, California.

On October 1, 2004, we entered into an arrangement with S&O Development, LLC, an unaffiliated builder and developer of commercial property. We and S&O intend to develop an express tunnel carwash located in Littleton Colorado with an approximate cost of $1,850,000. The parties have formed a limited liability company for the development of the identified property. The name of the limited liability company is Riverdale Carwash Lot3A, LLC. S&O Development will own 49.9% of the LLC and AARD will own 50.1% of the LLC. The parties will split the profits each 50% from the proceeds of the sale of the project after all development and construction costs and interest and fee expenses are paid and settled. We will receive the first $60,000 of profit; S&O will receive the next $60,000 of profit; then the entities will divide the remainder based upon the 50/50 profit split. We expect tostart funding this project immediately.

Effective December 3, 2004, we and Aquatique Industries, Inc.(Aquatique), entered into a letter of intent which gives us a first right of refusal to build and fund five build-to-suit retail properties in the next three years at an average cost of $1,750,000 per property. Significant terms of the letter intent provide that Aquatique would pay rental or lease payments for developed facilities based upon current market rates. We would agree to fund or secure funding for the land, site improvements, facility, equipment and construction interest expense, in addition to agreed upon soft cost and expenses. The CEO of Aquatique is a former director of ours. GDBA Investments LLLP, our major shareholder, owns 60% of Aquatique Industries.

We plan for the note's funds to be used as forward funding for another real estate development project. However, we had not entered into an operating agreement for the project as of September 30, 2004.


In all of our transactions with affiliates, we examine current market conditions and attempt to develop terms and conditions no less favorable than could be negotiated in an arms-length transaction.

Otherwise, we carry no substantial inventories or accounts receivable to date. At the present time, other than the financing from construction and permanent financing, we have no plans to raise any additional funds within the next twelve months. Any working capital will be expected to be generated from internal operations. However, we reserve the right to examine possible additional sources of funds, including, but not limited to, equity or debt offerings, borrowings, or joint ventures. No independent market surveys have ever been conducted to determine demand for our products and services. Therefore, there can be no assurance that any of its objectives will be achieved.

In addition we plan to expand through acquisition. We will not only look at our present industry but will reserve the right to investigate and, if warranted, merge with or acquire the assets or common stock of an entity actively engaged in business which generates revenues. We will seek opportunities for long-term growth potential as opposed to short-term earnings. As of the date hereof, we have no business opportunities under investigation. None of our officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between us and such other company.

We have two full-time employees, our President, Mr. Alexander V. Lagerborg, and Charles J. Berling our Executive Vice President and Managing Director of Operations. Our other officer has agreed to allocate a portion of her time to our activities, without compensation. None of our officers or directors received any compensation from inception through December 31, 2003. We were formed in April, 2003.

Beginning in February, 2004, our President, Mr. Lagerborg receives a salary of $120,000 per annum, plus an incentive compensation bonus calculated by taking the profit distributed to us on each development project and multiplying the profit by 6%. This bonus will be paid on a cumulative basis and paid quarterly. If a project is not profitable and we have a loss on a project, the loss will be calculated in the formula and will be deducted from compensation. We reimburse Mr. Lagerborg for all necessary and customary business related expenses.

Mr. Lagerborg has purchased from GDBA RE One, LLC a total of 210,000 shares of our common stock in a private transaction at a price of $.01 per share on February 1, 2004. GDBA RE One, LLC will have the right to reacquire these shares for the original purchase price if Mr. Lagerborg leaves his employment during the first three years of his employment, subject to certain exceptions. If Mr. Lagerborg leaves during the first year, all shares can be reacquired. If Mr. Lagerborg leaves during the second year, 120,000 shares can be reacquired. And if Mr. Lagerborg leaves during the third year, 60,000 shares can be reacquired.

We have no plans or agreements which provide health care, insurance or compensation on the event of termination of employment or change in our control.

We pay our non-management Directors $500 for each Board meeting they attend and reimburse them for any out-of-pocket expenses incurred by them in connection with our business.

Our officers and directors anticipate that our business plan can be implemented by their collectively devoting approximately twenty hours per month to our business affairs. Consequently, conflicts of interest may arise with respect to the limited time commitment of such officers. These officers will use their best judgments to resolve all such conflicts.


          (d) Markets
          -----------

Our initial marketing plan is focused completely on developing our customer base and individual projects. As of the date hereof, we have identified and have had preliminary discussions with several prospective retailers but, with the exception of our projects involving Family Dollar Stores and Advance Auto Parts Stores, we have not entered into any definitive agreements but have had preliminary discussions with several entities. We plan, for the present time, to utilize the expertise of our principal officers to develop our business. Each individual will utilize his previous contacts in business to develop potential opportunities. We plan to eventually sell our services through our own employees and authorized representatives.

          (e) Raw Materials
          -----------------

The use of raw materials is not a material factor in our operations at the present time. We do not expect raw materials to be a material factor in the future.

          (f)  Customers and Competition
          ------------------------------

Our operational activities are in the business of financing build-to-suit real estate projects for specific retailers who sign long term leases for use of the property. We believe that this is a potentially large market with no single company or groups of companies holding a dominant share. However, project development is related to being able to convince retailers and developers to use our services, as opposed to the services of others. We are a new company with no history of success. As a result, we expect to be at a competitive disadvantage in securing projects. Moreover, we believe that there are a number of established competitors, virtually all of which are larger and better capitalized than we are who have greater numbers of personnel, more resources and more extensive technical expertise. In view of our combined extremely limited financial resources and limited management availability, we believe that we will continue to be at a significant competitive disadvantage compared to our competitors. There can be no guarantee that we will be able to compete successfully in the future.

          (g)  Backlog
          ------------


     At September 30, 2004, we had no backlogs.


          (h)  Employees
          --------------


We have two full-time employees, our President, Mr. Alexander V. Lagerborg, and Charles J. Berling our Executive Vice President and Managing Director of Operations. Our other officer has agreed to allocate a portion of her time to our activities,without compensation.

Mr. Lagerborg receives a salary of $120,000 per annum, plus an incentive compensation bonus calculated by taking the profit distributed to us on each development project and multiplying the profit by 6%. This bonus will be paid on a cumulative basis and paid quarterly. If a project is not profitable and we have a loss on a project, the loss will be calculated in the formula and will be deducted from compensation. We reimburse Mr. Lagerborg for all necessary and customary business related expenses.


In addition, Mr. Lagerborg has purchased from GDBA RE One, LLC, one of our affiliates, a total of 210,000 shares of our common stock in a private transaction. These affiliates will have the right to reacquire these shares for the original purchase price if Mr. Lagerborg leaves his employment during the first three years of his employment. If Mr. Lagerborg leaves during the first year, all shares can be reacquired, subject to certain exceptions. If Mr. Lagerborg leaves during the second year, 120,000 shares can be reacquired. And if Mr. Lagerborg leaves during the third year, 60,000 shares can be reacquired. We do not plan to hire additional employees in the next year.


Mr. Berling receives an annual salary of $110,000 per annum.


We pay our non-management Directors $500 for each Board meeting they attend and reimburse them for any out-of-pocket expenses incurred by them in connection with our business. Our other officer and directors have agreed to allocate a portion of their time to our activities, without compensation. These officers and directors anticipate that our business plan can be implemented by their collectively devoting approximately twenty hours per month to our business affairs.

          (i)  Proprietary Information
          ----------------------------

     We own no proprietary information.

          (j)  Government Regulation
          --------------------------

Since we are in the real estate industry, all of our projects have and will require local governmental approval with respect to zoning and construction code compliance. We will only require government approval on a project-by-project basis and only when we have projects pending. The extent of the approval varies with the project and the jurisdiction and cannot be quantified except as it relates to specific projects.

We believe the effect of complying with existing or probable governmental regulations is a managed cost of our business operations but could be significant. Each real estate project requires prior government approval. However, the cost cannot be quantified except as it relates to specific projects.

We believe that the cost of compliance with federal, state and local environmental laws will not be significant because we do not plan to choose projects which are subject to significant environmental costs or regulations. In any case, we plan to choose our projects to minimize the effects of governmental regulations. At the present time, we have no current projects and are not awaiting any governmental approvals.


          (k)  Research and Development
          -----------------------------

We have never spent any amount in research and development activities.

          (l)  Environmental Compliance
          -----------------------------

We are not subject to any material costs for compliance with any environmental laws.

Item 2. Management's Discussion and Analysis or Plan of Operations.
        -----------------------------------------------------------

The following discussion contains forward-looking statements regarding us, our business, prospects and results of operations that are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward-looking statements. Factors that may affect such forward-looking statements include, without limitation: our ability to successfully develop new products and services for new markets; the impact of competition on our revenues, changes in law or regulatory requirements that adversely affect or preclude clients from using us for certain applications; delays our introduction of new products or services; and our failure to keep pace with our competitors.

When used in this discussion, words such as "believes", "anticipates", "expects", "intends" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We undertake no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made by us in this report and other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business.

GENERAL

     Our results of operations will probably be subject to variations. The results for a particular period may vary as a result of a number of factors. These include:

*    the overall state of the real estate segment of the economy,
*    the development status of and demand for our services and products,
*    economic conditions in our markets,
*    the timing of expenditures in anticipation of future revenues,
*    the mix of services and products sold by us,
*    the introduction of new services and products,
*    product enhancements by us or our competitors, and
*    pricing and other competitive conditions.

OVERVIEW AND RECENT DEVELOPMENTS

We are in the business of financing built-to-suit real estate projects for specific retailers who sign long-term leases.

We were incorporated under the laws of the State of Colorado on April 22, 2003. We have begun revenue-producing operations and are currently profitable.

In 2003, we completed a registered offering of our common shares under the provisions of the Colorado securities laws and under an exemption from the federal securities laws. We raised a total of $34,325 in this offering.

GENERAL

The following discussion involves our results of operations from inception through September 30, 2004.

RESULTS OF OPERATIONS


     We had a total of $1,088,071 in revenues for the three months ended September 30, 2004, compared to no revenues for the three months ended September 30, 2003. For the nine months ended September 30, 2004, we had total revenues of $1,787,667. We had no revenues from inception through September 30, 2003. The principal source of our revenues in the periods ended September 30, 2004 were the sales of real estate projects.

     Our total operating expenses for the three months ended September 30, 2004 were $863,306. Our total operating expenses for the three months ended September 30, 2003 were $11,023. For the nine months ended September 30, 2004, we had total operating expenses of $1,540,290. We had $14,022 in total operating expenses from inception through September 30, 2003. The major components of operating expenses are cost of sales, salaries, payroll taxes and professional fees. Operating expenses include all direct costs incurred in our operations. The difference between our gross revenues and total operating expenses is our income (loss) before income taxes.

     We had net income of $76,488 for the three months ended September 30, 2004, compared to a net loss of $11,023 for the three months ended September 30, 2003. Our net income for the nine months ended September 30, 2004 was $84,511. We had a net loss of $14,022 from inception through September 30, 2003. We closed our first transaction in June, 2004 and our second transaction in August, 2004.

     We received all revenues from unaffiliated third parties.


Specially, on June 5, 2003, we finalized an agreement to begin funding our first real estate development project. The project was with Cross Country Properties II, LLC ("CCPII"), a Georgia limited liability company, and subsidiary of ours, to build an 8,000 square foot retail building to be occupied by Family Dollar Stores ("FDS"). We hold an 80 percent ownership interest in CCPII and had an 80 percent profit-participation interest in the project. An unaffiliated third party organization, the Moody Group, LLC, owned the remaining 20 percent and had a 20 percent profit-participation interest in the project. Family Dollar Stores signed a ten year lease at $7.25 per square foot and occupied the new building on May 3, 2004 and on June 1, 2004 CCPII closed the sale of the building for a price of $687,141. The cost of construction including the cost of land for this building project was $617,556. We arranged a Construction loan from GDBA to fund the construction of the building for FDS. The construction loan from GDBA, which totaled $592,252, was subject to a 1.0 percent origination fee and a 4.0 percent interest rate. CCPII was the direct recipient of the loan. Following the sale, CCPII paid off all principal, interest and fees related to the outstanding debt. Interest expense (including the origination fee) on the project totaled $10,929.


In March, 2004, we entered into an agreement with Cross Country Properties III, LLC ("CCPIII"), a Georgia limited liability company, through our wholly-owned subsidiary, CCI Southeast, LLC, to fund an additional real estate development project. We hold a 50 percent ownership interest in CCPIII and had a 50 percent profit-participation interest in the project. An unaffiliated third party organization, the Moody Group, LLC, owned the remaining 50 percent and had a 50 percent profit-participation interest in the project. CCPIII built a 7,000 square foot retail building, which was occupied by Advance Auto Parts Stores, who signed a fifteen year lease at $11.04 per square foot. The cost of construction, including the cost of land for this building project was $834,966. In addition, we arranged a construction loan of $777, 875 from GDBA through our CCI Southeast, LLC subsidiary to fund the construction of this building for Advance Auto Parts. The construction loan interest was the prime rate, as published by the Wall Street Journal on the date the interest is paid, plus one-half of one percent (.5%) per annum and a loan origination fee in to GDBA in the amount of 1.25 percent. The principal, interest and fee was payable upon the earlier of nine months or twelve months, based on certain contingencies, but in any case, not later than February 28, 2007. On August 10, 2004, CCPIII closed the sale of its building for a price of $1,078,090. Following the sale, CCPIII paid off all principal, interest and fees related to the outstanding debt. Interest expense (including the origination fee) on the project totaled $8,054.


We are actively seeking additional projects. In the second half of the fiscal year, we anticipate seeing increased activity, which should correspond to development of revenues as the fiscal year progresses. It is too early to know whether or not we will be profitable this year.

PLAN OF OPERATION; MILESTONES
-----------------------------

In June, 2003, we and GDBA Investments, LLLP ("GDBA"),an affiliate and our largest shareholder, entered into a three year agreement to fund our real estate projects. Under this agreement, we may borrow up to $2,000,000 for our projects. Each loan will be secured only by the properties against which the loans are made. We will not provide any loan guarantees. The interest rate on the loans and other terms will be negotiated with each loan transaction. GDBA has also agreed, if necessary, assist us with obtaining additional capital over and above the $2,000,000, up to an additional maximum amount of $6,000,000 from an institutional lender of construction financing by co-signing on our behalf. This additional amount will be available for the three years of the agreement and after we have depleted all of the original $2,000,000 under our agreement to fund.


On November 26, 2004, we and GDBA entered into an updated three year agreement to fund our real estate projects. This agreement supercedes and terminates all other funding agreements, including, without limitation, an Agreement to Fund between the same parties dated as of June 5, 2003. Under this new agreement, we may borrow up to $7,000,000 for our projects. Each loan will be secured only by the properties against which the loans are made. We will not provide any loan guarantees. The interest rate on the loans and other terms will be negotiated with each loan transaction. GDBA has also agreed, if necessary, assist us with obtaining additional capital over and above the $7,000,000, up to an additional maximum amount of $18,000,000 from an institutional lender of construction financing by co-signing on our behalf. This additional amount will be available for the three years of the agreement and after we have depleted all of the original $7,000,000 under our agreement to fund.


On June 5, 2003, we finalized an agreement to begin funding our first real estate development project. The project was with Cross Country Properties II, LLC ("CCPII"), a Georgia limited liability company, and subsidiary of ours, to build an 8,000 square foot retail building to be occupied by Family Dollar Stores ("FDS"). We hold an 80 percent ownership interest in CCPII and had an 80 percent profit-participation interest in the project. An unaffiliated third party organization, the Moody Group, LLC, owned the remaining 20 percent and had a 20 percent profit-participation interest in the project. Family Dollar Stores signed a ten year lease at $7.25 per square foot and occupied the new building on May 3, 2004 and on June 1, 2004 CCPII closed the sale of the building for a price of $687,141. The cost of construction including the cost of land for this building project was $617,556. We arranged a Construction loan from GDBA to fund the construction of the building for FDS. The construction loan from GDBA, which totaled $592,252, was subject to a 1.0 percent origination fee and a 4.0 percent interest rate. Following the sale, CCPII paid off all principal, interest and fees related to the outstanding debt. Interest expense (including the origination fee) on the project totaled $10,929.


In March, 2004, we entered into an agreement with Cross Country Properties III, LLC ("CCPIII"), a Georgia limited liability company, through our wholly-owned subsidiary, CCI Southeast, LLC, to fund an additional real estate development project. We hold a 50 percent ownership interest in CCPIII and had a 50 percent profit-participation interest in the project. An unaffiliated third party organization, the Moody Group, LLC, owned the remaining 50 percent and had a 50 percent profit-participation interest in the project. CCPIII built a 7,000 square foot retail building, which was occupied by Advance Auto Parts Stores, who signed a fifteen year lease at $11.04 per square foot. The cost of construction, including the cost of land for this building project was $834,966. In addition, we arranged a construction loan of $777, 875 from GDBA through our CCI Southeast, LLC subsidiary to fund the construction of this building for Advance Auto Parts. The construction loan interest was the prime rate, as published by the Wall Street Journal on the date the interest is paid, plus one-half of one percent (.5%) per annum and a loan origination fee in to GDBA in the amount of 1.25 percent. The principal, interest and fee was payable upon the earlier of nine months or twelve months, based on certain contingencies, but in any case, not later than February 28, 2007. On August 10, 2004, CCPIII closed the sale of its building for a price of $1,078,090. Following the sale, CCPIII paid off all principal, interest and fees related to the outstanding debt. Interest expense (including the origination fee) on the project totaled $8,054.


In July, 2004 we entered into a non-exclusive letter of intent with Carwash Management and Development, Inc., a company affiliated with GDBA, to develop express car washes in North America. Under this letter of intent, we have a first right of refusal to build and fund 72 build to suit express car washes in the next three years at an average cost of approximately $1,850,000 per facility.


On September 30, 2004, we paid $100,000 to Charmar Property Acquisitions, Inc. ("Charmar"), an unaffiliated third party, in exchange for a promissory note. The note matures on October 31, 2004 and carries no interest rate unless the note becomes in default. If Charmar defaults on the note, the note will accrue interest at a rate of 5 percent. The note is secured by a second deed of trust on real property located in Corona, California.

On October 1, 2004, we entered into an arrangement with S&O Development, LLC, an unaffiliated builder and developer of commercial property. We and S&O intend to develop an express tunnel carwash located in Littleton Colorado with an approximate cost of $1,850,000. The parties have formed a limited liability company for the development of the identified property. The name of the limited liability company is Riverdale Carwash Lot3A, LLC. S&O Development will own 49.9% of the LLC and AARD will own 50.1% of the LLC. The parties will split the profits each 50% from the proceeds of the sale of the project after all development and construction costs and interest and fee expenses are paid and settled. We will receive the first $60,000 of profit; S&O will receive the next $60,000 of profit; then the entities will divide the remainder based upon the 50/50 profit split. We expect tostart funding this project immediately.

Effective December 3, 2004, we and Aquatique Industries, Inc.(Aquatique), entered into a letter of intent which gives us a first right of refusal to build and fund five build-to-suit retail properties in the next three years at an average cost of $1,750,000 per property. Significant terms of the letter intent provide that Aquatique would pay rental or lease payments for developed facilities based upon current market rates. We would agree to fund or secure funding for the land, site improvements, facility, equipment and construction interest expense, in addition to agreed upon soft cost and expenses. The CEO of Aquatique is a former director of ours. GDBA Investments LLLP, our major shareholder, owns 60% of Aquatique Industries.

We plan for the note's funds to be used as forward funding for another real estate development project. However, we had not entered into an operating agreement for the project as of September 30, 2004. In all of our transactions with affiliates, we examine current market conditions and attempt to develop terms and conditions no less favorable than could be negotiated in an arms-length transaction.

At the present time, we have completed two real estate transactions and are in the process of actively seeking others. Our plan is to develop at least one project per quarter for the next twelve months. After the first twelve months, we plan to close and to develop at least one project per quarter. We have secured financing through GDBA, our largest shareholder, and we expect to continue to rely upon this financing to develop our projects.


Our operations are currently profitable. We plan to maintain this profitability by developing projects. We plan to use our present staff for the foreseeable future, although we may hire additional staff if we develop sufficient projects to justify the added overhead expenses. While we are currently profitable, we cannot guarantee that we will continue to be profitable in the future.

Liquidity and Capital Resources

Cash at September 30, 2004 was $264,422.


Our net cash provided by operating activities was $109,745 for the nine months ended September 30, 2004. Our net cash used by operating activities was $13,773 from inception through September 30, 2003.

     Our net cash used in investing activities was $100,000 for the nine months ended September 30, 2004. We used no cash for investing activities from inception through September 30, 2003. The cash used for investing activities was related entirely to an investment in a real estate project. We took a promissory note in connection with this investment.

     Our net cash provided by financing activities was $94,500 for the nine months ended September 30, 2004. Our net cash provided by financing activities was $177,975 from inception through September 30, 2003. In 2004, we received loans for our construction projects under our loan agreement with one of our shareholders.


We have recently become profitable. Nevertheless, we attempt to operate with minimal overhead. Our primary activity will be to develop a revenue stream through various real estate projects. If we succeed in this effort and generate sufficient revenues, we can become profitable. We cannot guarantee that we will continue to be profitable

We feel that we have inadequate working capital to pursue any business opportunities other than seeking real estate projects in accordance with our business plan. We do not intend to pay dividends in the foreseeable future. Otherwise, we have made no current capital or purchase commitments.

Recently Issued Accounting Pronouncements

We do not expect the adoption of any recently issued accounting pronouncements to have a significant impact on our net results of operations, financial position, or cash flows.

Seasonality

We do not expect our revenues to be impacted by seasonal demands for our products or services.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions affect the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate estimates and assumptions based upon historical experience and various other factors and circumstances. We believe our estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates under different future conditions.

We believe that the estimates and assumptions that are most important to the portrayal of our financial condition and results of operations, in that they require our most difficult, subjective or complex judgments, form the basis for the accounting policies deemed to be most critical to us. These critical accounting policies relate to bad debts, impairment of intangible assets and long lived assets, contractual adjustments to revenue, and contingencies and litigation. We believe estimates and assumptions related to these critical accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on our future financial conditions or results of operations.

Item 3. Description of Property
        -----------------------

Our executive offices are located at 1440 Blake Street, Suite 330, Denver, Colorado 80202. We rent this office space on a one-year lease at a cost of $2,080.50 per month from an unaffiliated third party. The lease terminates in January 31, 2006. We own office equipment to furnish our offices. All of our management activities are performed in Colorado.




Item 4. Security Ownership of Certain Beneficial Owners and Management
        --------------------------------------------------------------

The following sets forth the number of shares of our $.0.001 par value common stock beneficially owned by (i) each person who, as of May 1, 2004, was known by us to own beneficially more than five percent (5%) of its common stock; (ii) our individual Directors and (iii) our Officers and Directors as a group. A total of 16,036,625 common shares were issued and outstanding as of May 1, 2004.

Name and Address                    Amount and Nature of           Percent of
of Beneficial Owner                 Beneficial Ownership (1)(2)      Class
-------------------                 ---------------------------      -----
GDBA Investments, LLLP(3)                10,557,500                  65.8%
1440 Blake Street, Suite 330
Denver, Colorado 80202

Sarmat, LLC(4)                            3,255,000                  20.3%
1440 Blake Street, Suite 330
Denver, Colorado 80202

Alexander V. Lagerborg(5)                   396,000                   2.5%
1440 Blake Street, Suite 330
Denver, Colorado 80202

Joni K. Troska(6)                            22,000                    .1%
1440 Blake Street, Suite 330
Denver, Colorado 80202

Charles J. Berling                           35,000                    .2%
1440 Blake Street, Suite 330
Denver, Colorado 80202

Eric Balzer(7)                              225,000                   1.4%
1440 Blake Street, Suite 330
Denver, Colorado 80202


All Officers and Directors as a Group       678,000                   4.2%
(four persons)


-------------------
(1) All ownership is beneficial and of record, unless indicated otherwise.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

(3) A total 10,557,500 shares are owned of record. GDBA Investments, LLLP is controlled by Mr. Brent Backman. Does not include a total of 10,000 shares are owned in the name of adult children of the affiliate of this entity, for which it disclaims beneficial ownership, or a total of 170,000 shares which are owned in the name of GDBA RE One, LLC, an entity owned by this affiliate and Sarmat LLC.

(4) A total of 2,055,000 of these shares are owned of record. Sarmat, LLC is controlled by Mr. Brian Klemsz. A total of 1,200,000 shares are owned in the name of family members of the affiliate of this entity. Does not include a total of 170,000 shares, which are owned in the name of GDBA RE One, an entity owned by this affiliate and GDBA Investments, LLLP.

(5) Includes 185,000 shares owned of record by Mr. Lagerborg and 1,000 shares owned of record by Mr. Lagerborg's family members, for which he disclaims beneficial ownership. In addition, Mr. Lagerborg has purchased from GDBA RE One, LLC a total of 210,000 shares of our common stock in a private transaction at a price of $.01 per share on February 1, 2004. GDBA RE One, LLC will have the right to reacquire these shares for the original purchase price if Mr. Lagerborg leaves his employment during the first three years of his employment, subject to certain exceptions. If Mr. Lagerborg leaves during the first year, all shares can be reacquired. If Mr. Lagerborg leaves during the second year, 120,000 shares can be reacquired. And if Mr. Lagerborg leaves during the third year, 60,000 shares can be reacquired.

(6) Includes 10,000 shares owned of record by Ms. Troska and 12,000 shares owned of record by Ms. Troska's husband, for which she disclaims beneficial ownership.

(7) A total of 150,000 shares are owned in the name of an affiliated entity. A total of 75,000 shares are owned in the name of Mr. Balzer's son. Mr. Balzer disclaims beneficial ownership of these shares.
-------------------
None of the minority members of our subsidiaries own five percent or more of us.


Item 5. Directors, Executive Officers, Promoters and Control Persons
        ------------------------------------------------------------

     Our Directors and Executive Officers, their ages and present positions held are as follows:

NAME                          AGE      POSITION HELD
-------------------           ---      ----------------------------------

Alexander V. Lagerborg        57       President, Chief Executive Officer, and
                                       Director

Joni K. Troska                44       Secretary-Treasurer, Chief Financial
                                       Officer


Charles J. Berling            60       Executive Vice President and Managing
                                       Director of Operations, Director


Eric Balzer                   54       Director

Our Directors will serve in such capacity until our next annual meeting of shareholders and until their successors have been elected and qualified. The officers serve at the discretion of our Directors. There are no family relationships among our officers and directors, nor are there any arrangements or understandings between any of our directors or officers or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

Mr. Lagerborg has been the President of Across America Real Estate Development since February 2004. He became a Director in April, 2004. He has been involved with the Company since its inception. From March 1999 through January 2004 Mr. Lagerborg served as President of Capital Strategies Network, an investor relations firm that provided investor relation counsel on a national basis to publicly traded companies. From 1997 until 1999 Mr. Lagerborg served as Director of Investor Relations for Recycling Industries a publicly traded national metal recycling company. Mr. Lagerborg also served as Executive Vice President and co-founder of Landmark Title Services Corporation a regional real estate title insurance company. Mr. Lagerborg received a Bachelor of Arts degree in economics from The Colorado College in 1969 and has done graduate work in business at the University of Southeast Missouri.

Ms. Troska has been our Secretary-Treasurer and Chief Financial Officer since our inception. Prior to that time, she started SP Business Solutions, a business consulting service, in April, 2002. Prior to that date, she was employed for fourteen years as the General Accounting Manager and financial liaison for software implementations and acquisition integration by Advanced Energy Industries, Inc., a public international electronics manufacturing company, in Fort Collins, Colorado.


Charles J. Berling has been a Director since April, 2004. He has been Executive Vice President and Managing Director of Operations since December, 2004. He has extensiveexperience in the real estate industry and related operational and development experience. He has served as the Director of Real Estate for All Terrain Property Funds since 2003. This is a private company which acquires distress real estate properties. He also has owned and managed Berling Equities LLC, a real estate development, consulting and Real Estate Services Company since 1992. Mr. Berling also serves as a member of the board of directors of Matrix Capital Bank and is a member of the Urban Land Institute and the University of Colorado Real Estate Council. He has been responsible for developing more than 17 million square feet and $2 Billion of commercial real estate in major markets throughout the United States, while holding executive positions with Homart Development Co., Glacier Park Co. and BetaWest Properties. Mr. Berling is a 1965 graduate of Princeton University.


Mr. Balzer has been a Director of ours since our inception. He also has served as a member of the Board of Directors and Chairman of the Audit Committee of Ramtron International Corporation (RMTR), a NASDAQ National Market Company which designs specialized semiconductor products, since September, 1998. Mr. Balzer was Senior Vice-President of Operations at Advanced Energy Industries (AEIS) from 1990 to 1999. Prior to joining Advanced Energy, Mr. Balzer was the Controller and, later, the Material and Manufacturing Manager of the Colorado Springs facility for International Business Machines (IBM). In addition to Advanced Energy, he has been a senior manager in one other successful start-up company, Colorado Manufacturing Technology, Inc., which was subsequently sold. His experience also includes financial oversight responsibilities for $1.5 Billion of cost plus construction programs with Shell Oil Company. Mr. Balzer currently manages his own residential real estate development and property management companies. These companies are known as Antares Development,LLC which has been in business since November, 1997 and Antares Property Management, Inc., which has been in business since July, 1999.

Item 6. Executive Compensation
        ----------------------

None of our officers or directors received any compensation from inception through December 31, 2003. We were formed in April, 2003.

Beginning in February, 2004, our President, Mr. Lagerborg receives a salary of $120,000 per annum, plus an incentive compensation bonus calculated by taking the profit distributed to us on each development project and multiplying the profit by 6%. This bonus will be paid on a cumulative basis and paid quarterly. If a project is not profitable and we have a loss on a project, the loss will be calculated in the formula and will be deducted from compensation. We reimburse Mr. Lagerborg for all necessary and customary business related expenses.


Mr. Lagerborg has purchased from GDBA RE One, LLC a total of 210,000 shares of our common stock in a private transaction at a price of $.01 per share on February 1, 2004. GDBA RE One, LLC will have the right to reacquire these shares for the original purchase price if Mr. Lagerborg leaves his employment during the first three years of his employment, subject to certain exceptions. If Mr. Lagerborg leaves during the first year, all shares can be reacquired. If Mr. Lagerborg leaves during the second year, 120,000 shares can be reacquired. And if Mr. Lagerborg leaves during the third year, 60,000 shares can be reacquired.


Mr. Charles Berling receives an annual salary of $110,000 per annum.


We have no plans or agreements which provide health care, insurance or compensation on the event of termination of employment or change in our control.

We pay our non-management Directors $500 for each Board meeting they attend and reimburse them for any out-of-pocket expenses incurred by them in connection with our business.

Our other officer has agreed to allocate a portion of her time to our activities, without compensation. Our officers and directors anticipate that our business plan can be implemented by their collectively devoting approximately twenty hours per month to our business affairs.

Item 7. Certain Relationships and Related Transactions
        ----------------------------------------------


Until January, 2005, we conducted our operations within the headquarters of GDBA Investments, LLLP, an affiliate and our principal shareholder. We used its office space, for which we pay rent of $250 per month under an operating lease to rent office space. The term of the lease commenced June 1, 2003 and expired December 31, 2003, but was extended for an additional year on the same terms. As of March 31, 2004, we owe GDBA Investments, LLLP a total of $3,250 for the June through March 2004 lease payments.


In June, 2003, we and GDBA Investments, LLLP ("GDBA"),an affiliate and our largest shareholder, entered into a three year agreement to fund our real estate projects. Under this agreement, we may borrow up to $2,000,000 for our projects. Each loan will be secured only by the properties against which the loans are made. We will not provide any loan guarantees. The interest rate on the loans and other terms will be negotiated with each loan transaction. GDBA has also agreed, if necessary, assist us with obtaining additional capital over and above the $2,000,000, up to an additional maximum amount of $6,000,000 from an institutional lender of construction financing by co-signing on our behalf. This additional amount will be available for the three years of the agreement and after we have depleted all of the original $2,000,000 under our agreement to fund. The highest amount borrowed under this Agreement was $931,473, with a rate of interest at 4.25%. As of June 30, 2004, no amounts were outstanding under this loan.

On November 26, 2004, we and GDBA entered into an updated three year agreement to fund our real estate projects. This agreement supercedes and terminates all other funding agreements, including, without limitation, an Agreement to Fund between the same parties dated as of June 5, 2003.Under this new agreement, we may borrow up to $7,000,000 for our projects. Each loan will be secured only by the properties against which the loans are made. We will not provide any loan guarantees. The interest rate on the loans and other terms will be negotiated with each loan transaction. GDBA has also agreed, if necessary, assist us with obtaining additional capital over and above the $7,000,000, up to an additional maximum amount of $18,000,000 from an institutional lender of construction financing by co-signing on our behalf. This additional amount will be available for the three years of the agreement and after we have depleted all of the original $7,000,000 under our agreement to fund.

During the nine months ended September 30, 2004, GDBA performed financing services our behalf. For a total of $7,500 and were not paid as of September 30, 2004. This balance is included in the accompanying condensed consolidated financial statements as "Indebtedness to related party".

During the nine months ended September 30, 2004, GDBA loaned CCPII and CCPIII $592,252 and $777,875, respectively, for real estate development projects. Both loans were repaid in full as of September 30, 2004.

On September 30, 2004, GDBA loaned us $100,000 to be used toward a deposit on another real estate project. The loan incurs interest at the prime rate, as published by Wells Fargo, and matures on January 19, 2005. The $100,000 balance is included in the accompanying consolidated financial statements as "Indebtedness to related party".


In July, 2004 we entered into a non-exclusive letter of intent with Carwash Management and Development, Inc., a company affiliated with GDBA, to develop express car washes in North America. Under this letter of intent, we have a first right of refusal to build and fund 72 build to suit express car washes in the next three years at an average cost of approximately $1,850,000 per facility.


In March, 2004, we entered into an agreement with Cross Country Properties III, LLC ("CCPIII"), a Georgia limited liability company, through our wholly-owned subsidiary, CCI Southeast, LLC, to fund an additional real estate development project. We hold a 50 percent ownership interest in CCPIII and had a 50 percent profit-participation interest in the project. An unaffiliated third party organization, the Moody Group, LLC, owned the remaining 50 percent and had a 50 percent profit-participation interest in the project. CCPIII built a 7,000 square foot retail building, which was occupied by Advance Auto Parts Stores, who signed a fifteen year lease at $11.04 per square foot. The cost of construction, including the cost of land for this building project was $834,966. In addition, we arranged a construction loan of $777, 875 from GDBA through our CCI Southeast, LLC subsidiary to fund the construction of this building for Advance Auto Parts. The construction loan interest was the prime rate, as published by the Wall Street Journal on the date the interest is paid, plus one-half of one percent (.5%) per annum and a loan origination fee in to GDBA in the amount of 1.25 percent. The principal, interest and fee was payable upon the earlier of nine months or twelve months, based on certain contingencies, but in any case, not later than February 28, 2007. On August 10, 2004, CCPIII closed the sale of its building for a price of $1,078,090. Following the sale, CCPIII paid off all principal, interest and fees related to the outstanding debt. Interest expense (including the origination fee) on the project totaled $8,054.

On September 30, 2004, we paid $100,000 to Charmar Property Acquisitions, Inc. ("Charmar"), an unaffiliated third party, in exchange for a promissory note. The note matures on October 31, 2004 and carries no interest rate unless the note becomes in default. If Charmar defaults on the note, the note will accrue interest at a rate of 5 percent. The note is secured by a second deed of trust on real property located in Corona, California.

Effective December 3, 2004, we and Aquatique Industries, Inc.(Aquatique), entered into a letter of intent which gives us a first right of refusal to build and fund five build-to-suit retail properties in the next three years at an average cost of $1,750,000 per property. Significant terms of the letter intent provide that Aquatique would pay rental or lease payments for developed facilities based upon current market rates. We would agree to fund or secure funding for the land, site improvements, facility, equipment and construction interest expense, in addition to agreed upon soft cost and expenses. The CEO of Aquatique is a former director of ours. GDBA Investments LLLP, our major shareholder, owns 60% of Aquatique Industries.

We plan for the note's funds to be used as forward funding for another real estate development project. However, we had not entered into an operating agreement for the project as of September 30, 2004.


In all of our transactions with affiliates, we examine current market conditions in an attempt to develop terms and conditions no less favorable than could be negotiated in an arms-length transaction.

Except for Mr. Lagerborg, all of our officers and directors are involved in other real estate projects. This involvement could be the basis for conflicts of interest. Everyone will use their best efforts to minimize the impact of such conflicts including, but not limited to, refraining from considering or voting on projects which may give rise to personal conflicts.

Item 8. Description of Securities
        -------------------------

We are authorized to issue 50,000,000 shares of Common Stock, par value $.0.001 per share, and 1,000,000 shares of Preferred Stock, par value $.10 per share, to have such classes and preferences as our Board of Directors may determine from time to time.. As of December 31, 2003, we had 16,036,625 shares of Common Stock issued and outstanding. No Preferred Stock has ever been issued or outstanding.

     Common Stock
     ------------

The holders of Common Stock have one vote per share on all matters (including election of Directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights.

The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of our liquidation, the holders of Common Stock will share equally in any balance of our assets available for distribution to them after satisfaction of creditors and the holders of our senior securities, whatever they may be. We may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but we have paid no cash dividends on our Common Stock.

     Preferred Stock
     ---------------

Under the Articles of Incorporation, the Board of Directors has the authority to issue non- voting Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Colorado and such Articles of Incorporation. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has no plan to issue any Preferred Stock in the foreseeable future.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and
        Other
        ------------------------------------------------------------------------

          Stockholder Matters.
          --------------------

     (a)  Principal Market or Markets
     --------------------------------

Our securities are listed for trading in the Pink Sheets and are quoted under the symbol, AARD. We began trading in January, 2004. Because we trade in the Pink Sheets, a shareholder may find it difficult to dispose of or obtain accurate quotations as to price of our securities. In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stock and for trades in any stock defined as a penny stock.

The following table sets forth the high and low closing bid prices of our common stock on for the periods indicated in 2004.

                                         Bid Price
                                  High                Low
                                  ----                ---
     First Quarter               $0.50               $0.20
     Second Quarter              $0.55               $0.40
     Third Quarter               $2.53               $0.55

On December 1, 2004, the closing bid price of our common stock in the Pink Sheets was $1.75 per share and our volume was 225 shares.


     (b)  Approximate Number of Holders of Common Stock
     --------------------------------------------------

As of the date hereof, a total of 16,036,625 of shares of our Common Stock were outstanding and the number of holders of record of our common stock at that date was sixty-eight.

     (c)  Dividends
     --------------

 Holders of common stock are entitled to receive such dividends as may be declared by our Board of Directors. No dividends on the common stock were paid by us during the periods reported herein nor do we anticipate paying dividends in the foreseeable future.

     (d) The Securities Enforcement and Penny Stock Reform Act of 1990
     ------------------------------------------------------------------

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless we can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that our securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in our securities may be required to provide additional information related to their fitness to trade our shares. These requirements present a substantial burden on any person or brokerage firm who plans to trade our securities and would thereby make it unlikely that any liquid trading market would ever result in our securities while the provisions of this Act might be applicable to those securities.

Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in us will be subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the Commission, which:

- contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

- contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of the Securities Act of 1934, as amended;

- contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the bid and ask price;

- contains a toll-free telephone number for inquiries on disciplinary actions;

- defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

- contains such other information and is in such form (including language, type, size and format) as the Securities and Exchange Commission shall require by rule or regulation;

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, to the customer:

     -  the bid and offer quotations for the penny stock;
     - the compensation of the broker-dealer and its salesperson in the transaction;
     - the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
     - monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling their securities.

Item 2. Legal Proceedings.
        ------------------

No legal proceedings of a material nature to which we are a party were pending during the reporting period, and we know of no legal proceedings of a material nature pending or threatened or judgments entered against any of our directors or officers in their capacity as such.

Item 3. Changes In and Disagreements With Accountants.
        ---------------------------------------------

We did not have any disagreements on accounting and financial disclosures with its accounting firm during the reporting period.

Item 4. Recent Sales of Unregistered Securities.
        ----------------------------------------


During May, 2003, we sold a total of 15,865,000 shares of our $.001 par value common stock for a total of $154,150 in a series of sequential private placement offerings at prices which ranged from $0.001 per share to $0.01 per share pursuant to exemptions from registration. We relied upon exemptions under under
Section 3(b) including Rule 504 thereunder and 4(2) of the Securities Act of 1933, as amended for all investors because of their close relationship to us, the availability of information, and the filing of a Form D, and 4(6) of the Securities Act of 1933, as amended with respect to GDBA Investments, LLLP, Sarmat, LLC, Eric and Barb Balzer, Alexander V. Lagerborg,Todd R. Backman and Michael J. McCloskey because they met the statutory and regulatory requirements as accredited investors. The shares were sold through the Company's officers and directors. There was no general solicitation. All stock certificates were marked with a legend indicating their restricted nature. Each investor agreed that they were purchasing for long-term investment and not with a view toward distribution. Sales were made to the following persons and entities:

            Name                                Number of Shares
------------------------------                  ----------------
GDBA Investments, LLLP                            11,040,000
Sarmat, LLC                                        3,460,000
Loyd W. Klemsz                                       245,000
Langdon Limited Liability Co.                        215,000
Eric and Barb Balzer                                 200,000
Alexander V. Lagerborg                               185,000
Todd R. Backman                                      100,000
David Wagner, Trustee                                100,000
Patrick Kanouff                                       50,000
Courtney Tilley                                       50,000
Gary J. Ceriani                                       25,000
Stephen Jacobsen                                      25,000
Thomas C. Grove                                       25,000
Christopher D. Thompson                               25,000
Edward R. Gorab                                       25,000
Michael J. Klemsz                                     25,000
Scott C. Klemsz                                       25,000
Katherine A. Hoagland                                 20,000
Joni Troska                                           10,000
Andrea R. Stone                                       10,000
Michael J. McCloskey                                   5,000

Total                                             15,865,000



On May 15, 2003, we filed a Limited Registration Offering Statement with the Colorado Division of Securities (the Division") relating to a proposed offering of up to 500,000 shares of our Common Stock. The Registration was declared effective by the Division on June 9, 2003. During June and July 2003,we sold 171,625 shares of our $.001 par value Common Stock at $.20 per share pursuant to the Registration. We relied upon registration in Colorado and exemption from registration under Rule 504 under federal securities laws in connection with the offering. The shares were sold through our officers and directors on a "bestefforts, all-or-none" basis. Solicitations were made only to Colorado investors. As to resale, the Company relied on the provisions of Rule 504(b), which exempts the shares from the limitations on resale under Rule 502(d). No person or entity purchased more than ten percent of the offering. Every purchaser actually held the shares for at least six months, and in most cases, continue to hold the shares. Sales were made to the following persons and entities:



            Name                                       Number of Shares
------------------------------                         ----------------
Loyd W, Klemsz                                             12,500
Christine Kanouff                                           2,500
Stephen Jacobson                                              500
Barbara Ceriani by Gary Ceriani                             2,500
Kevin O'Rell                                                  125
Vanessa A. Porterfield                                        125
Victoria A. Petersen                                          125
Charles C. Moffett, Ill                                       125
John 0. Spykstra                                              125
Carol J. Spykstra                                             125
Gregory M. Manzanares                                         125
Gary G. Clark                                                 500
David R. Reitsma                                              500
John F.Tesone                                                 125
Christa A. Tesone                                             125
Kevin J. Kanouff                                            2,500

Alta L. Bird, by Gary Ceriani                               2,500
Kelly McPherson. by Gary Ceriani                            2,500
Lisa K. Collett                                            10,000
Christopher D Thompson                                     12,500
Kimberly A. Maturo                                         12,500
James Hilt                                                 12,500
Robert L. Berry                                               250
Tom & Andrea Stone                                         12,500
Stephen Stone                                              12,500
Allen C. Stone                                             12,500
Katherine A. Hoagland                                         750
David Davis                                                 1,250
Sean P Sedita                                              12,500
Edward R. Gorab                                               500
Christine Lagerborg                                           500
Dan Sherwood                                                  125
Charles J. Berling                                          5,000
Eileen S. Berling                                           5,000
Karl N. Bruce                                               1,000
Daniel F. Shea                                              1,500
A. J. Cohen                                                 3,000
R C Arroyo                                                    125
Harold W. Patton                                              125
Kathryn Fox                                                 2,500
Michael Troska                                             12,000
Kenneth Munsch                                             12,000
Timothy Lagerborg                                             250
Daniel  Lagerborg                                             250
Jay Wuchner                                                   125
Donald Grahek                                                 250

Total                                                     171,625


Item 5. Indemnification of Directors and Officers.
        ------------------------------------------

     The following is a discussion of our indemnification policy. We have disclosed the material rights of officers and directors in this section. The Company's Articles of Incorporation authorize the Board of Directors,on behalf of the Company and without shareholder action, to exercise all of the Company's powers of indemnification to the maximum extent permitted under the applicable statute. Title 7 of the Colorado Revised Statutes, 1986 Replacement Volume ("CRS"), as amended, permits the Company to indemnify its directors, officers, employees, fiduciaries, and agents as follows:

     Section 7-109-102 of CRS permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:

          (a) The person conducted himself or herself in good faith;

          (b) The person reasonably believed:

               (1) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

               (2) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

          (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

     A corporation may not indemnify such person under this Section 7-109-102 of
CRS:

          (a) In connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation; or

          (b) In connection with any other proceeding charging that such person derived an improper benefit, whether or not involving action in an official capacity, in which proceeding such person was adjudged liable on the basis that he or she derived an improper personal benefit.

Unless limited by the Articles of Incorporation, and there are not such limitations with respect to the Company, Section 7-109-103 of CRS requires that the corporation shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the corporation.

Under Section 7-109-104 of CRS, the corporation may pay reasonable fees in advance of final disposition of the proceeding if:

          (a) Such person furnishes to the corporation a written affirmation of the such person's good faith belief that he or she has met the Standard of Conduct described in Section 7-109-102 of CRS;

          (b) Such person furnishes the corporation a written undertaking, executed personally or on person's behalf, to repay the advance if it is ultimately determined that he or she did not meet the Standard of Conduct in Section 7-109-102 of CRS; and

          (c) A determination is made that the facts then known to those making the determination would not preclude indemnification.

Under Section 7-109-106 of CRS, a corporation may not indemnify such person, including advanced payments, unless authorized in the specific case after a determination has been made that indemnification of such person is permissible in the circumstances because he met the Standard of Conduct under Section 7-109-102 of CRS and such person has made the specific affirmation and undertaking required under the statute. The required determinations are to be made by a majority vote of a quorum of the Board of Directors, utilizing only directors who are not parties to the proceeding. If a quorum cannot be obtained, the determination can be made by a majority vote of a committee of the Board, which consists of at least two directors who are not parties to the proceeding. If neither a quorum of the Board nor a committee of the Board can be established, then the determination can be made either by the Shareholders or by independent l legal counsel selected by majority vote of the Board of Directors.

The corporation is required by Section 7-109-110 of CRS to notify the shareholders in writing of any indemnification of a director with or before notice of the next shareholders' meeting.

Under Section 7-109-105 of CRS, such person may apply to any court of competent jurisdiction for a determination that such person is entitled under the statute to be indemnified from reasonable expenses.

Under Section 7-107(1)(c) of CRS, a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than the foregoing indemnification provisions, if not inconsistent with public policy, and if provided for in the corporation's bylaw, general or specific action of the Board of Directors, or shareholders, or contract.

Section 7-109-108 of CRS permits the corporation to purchase and maintain insurance to pay for any indemnification of reasonable expenses as discussed herein.

The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                  ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.
                      Condensed Consolidated Balance Sheet
                                   (Unaudited)

                               September 30, 2004

                                     Assets
Current assets:
    Cash ........................................................   $264,422
    Accounts receivable .........................................      7,141
    Note receivable (Note 4) ....................................    100,000
                                                                    --------
                  Total current assets ..........................    371,563
                                                                    --------

                                                                    $371,563
                                                                    ========

                      Liabilities and Shareholders' Equity

Current liabilities:
    Accounts payable and accrued liabilities ....................   $  6,280
    Indebtedness to related party (Note 2) ......................    111,593
    Income tax liability (Note 5) ...............................     18,752
                                                                    --------
                  Total current liabilities .....................    136,625
                                                                    --------

Minority interest (Note 1) ......................................       --

Shareholders' equity:
    Preferred stock, $.10 par value; 1,000,000 shares authorized,
       -0- shares issued and outstanding ........................       --
    Common stock, $.001 par value; 50,000,000 shares authorized,
       16,036,625 shares issued and outstanding .................     16,037
    Additional paid-in capital ..................................    161,938
    Retained earnings ...........................................     56,963
                                                                    --------
                  Total shareholders' equity ....................    234,938
                                                                    --------

                                                                    $371,563
                                                                    ========

      See accompanying notes to condensed consolidated financial statements

                  ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)

                                                                                               April 22, 2003
                                                    Three Months Ended          Nine Months      (Inception)
                                                       September 30,               Ended           Through
                                                ---------------------------     September 30,   September 30,
                                                    2004            2003           2004             2003
                                                ------------    ------------    ------------    ------------
Revenue:
    Sales ...................................   $  1,078,090    $       --      $  1,765,231    $       --
    Rental income ...........................          9,981            --            15,570            --
    Management fees .........................           --              --             6,866            --
                                                ------------    ------------    ------------    ------------
            Total revenue ...................      1,088,071            --         1,787,667            --

Operating expenses:
    Cost of sales ...........................        828,714            --         1,446,270            --
    Selling, general and administrative .....         39,342          10,273          97,270          12,272
    Rent, related party (Note 2) ............            750             750           2,250           1,750
                                                ------------    ------------    ------------    ------------
            Total operating expenses ........        868,806          11,023       1,545,790          14,022
                                                ------------    ------------    ------------    ------------
            Income/(loss) from operations ...        219,265         (11,023)        241,877         (14,022)

Non-operating income:
    Interest income .........................            153            --               599            --
                                                ------------    ------------    ------------    ------------
            Income/(loss) before income taxes
              and minority interest .........        219,418         (11,023)        242,476         (14,022)

Income tax provision (Note 5) ...............        (18,752)           --           (18,752)           --
                                                ------------    ------------    ------------    ------------
            Income/(loss) before
              minority interest .............        200,666         (11,023)        223,724         (14,022)

Minority interest in income of
    consolidated subsidiaries (Note 1) ......       (129,678)           --          (144,713)           --
                                                ------------    ------------    ------------    ------------

                  Net income/(loss) .........   $     70,988    $    (11,023)   $     79,011    $    (14,022)
                                                ============    ============    ============    ============

Basic and diluted income/(loss) per share ...   $       0.00    $      (0.00)   $       0.00    $      (0.00)
                                                ------------    ------------    ------------    ------------

Basic and diluted weighted average common
    shares outstanding ......................     16,036,625      16,036,625      16,036,625      15,967,975
                                                ============    ============    ============    ============

      See accompanying notes to condensed consolidated financial statements

                  ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.
                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                      April 22, 2003
                                                        Nine Months    (Inception)
                                                           Ended        Through
                                                       September 30,  September 30,
                                                           2004           2003
                                                        -----------    -----------
                      Net cash provided by (used in)
                         operating activities .......   $   104,245    $   (13,773)
                                                        -----------    -----------

Cash flows from investing activities:
    Issuance of promissory note receivable (Note 4) .      (100,000)          --
                                                        -----------    -----------
                      Net cash used in
                         investing activities .......      (100,000)          --
                                                        -----------    -----------

Cash flows from financing activities:
    Proceeds from related party loans (Notes 2 and 3)     1,470,127           --
    Repayment of related party loans (Notes 2 and 3)     (1,370,127)          --
    Proceeds from the sale of common stock ..........          --          188,475
    Payments for deferred offering costs ............          --          (10,500)
                                                        -----------    -----------
                      Net cash provided by
                         financing activities .......       100,000        177,975
                                                        -----------    -----------

                         Net change in cash .........       104,245        164,202

Cash, beginning of period ...........................       160,177           --
                                                        -----------    -----------

Cash, end of period .................................   $   264,422    $   164,202
                                                        ===========    ===========

Supplemental disclosure of cash flow information:
    Income taxes ....................................   $      --      $      --
                                                        ===========    ===========
    Interest ........................................   $      --      $      --
                                                        ===========    ===========

      See accompanying notes to condensed consolidated financial statements

                  ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.
              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)


(1)  Nature of Business and Presentation

Basis of Presentation

The interim financial statements presented herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The interim financial statements should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2003, notes and accounting policies thereto included in the Company's Form 10-SB as filed with the SEC.

The accompanying condensed consolidated financial statements include the accounts of Across America Real Estate Development Corp. (the "Company"), our wholly owned subsidiary CCI Southeast, LLC ("CCISE"), our 80 percent owned subsidiary Cross Country Properties II, LLC ("CCPII"), and our 50 percent owned subsidiary Cross Country Partners III, LLC ("CCPIII"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Management changed the manner in which it presents the Company's operating results and cash flows during the three months ended June 30, 2004. Management no longer considers the Company in the development stage as defined by the FASB Statement of Standards No. 7, "Accounting and Reporting by Development Stage Enterprises." As a result, cumulative operating results and cash flow information are no longer presented in the accompanying financial statements. This change does not affect our operating results or financial position. Accordingly, no pro forma financial information is necessary.

In the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to provide a fair presentation of operating results for the interim periods presented have been made. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the year.

Interim financial data presented herein are unaudited.

Nature of Business

The Company was incorporated under the laws of Colorado on April 22, 2003. The Company finances and develops built-to-suit real estate projects for specific retailers who sign long-term leases for use of the property. The Company creates each project such that it will generate income from the placement of the construction loan, rental income during the period in which the property is held, and capital appreciation upon sale of the facility. Affiliates, subsidiaries and management of the Company develop the construction and permanent financing for the benefit of the Company.

Revenue Recognition

The Company's revenue recognition policies follow the guidance of the Security and Exchange Commission's Staff Accounting Bulletin No. 101 ("SAB 101"). SAB 101 states that revenue is realized and earned when all of the following criteria are met:

     1. Persuasive evidence of an arrangement exists; 2. Delivery has occurred or services have been rendered; 3. The seller's price to the buyer is fixed or determinable; and 4. Collectibility is reasonably assured.

                  ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.
              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)


The Company recognizes revenue from its real estate sales transactions on the closing date.

(2)  Real Estate Development Projects

CCPII

On June 5, 2003, the Company finalized an agreement to begin funding its first real estate development project. The project was with CCPII, a Georgia limited liability company, to build an 8,000 square foot retail building to be occupied by Family Dollar Stores ("FDS"). The Company holds an 80 percent ownership interest in CCPII and had an 80 percent profit-participation interest in the project. Family Dollar Stores signed a ten-year lease and occupied the new building on May 3, 2004 and on June 1, 2004 CCPII closed the sale of the building for a price of $687,141. The cost of construction including the cost of land for this building project was $617,556. The Company arranged a construction loan from GDBA Investments, LLLP ("GDBA"), an affiliate and principal shareholder of the Company, to fund the construction of the building for FDS. The construction loan from GDBA Investments, LLLP, which totaled $592,252, was subject to a 1.0 percent origination fee and a 4.0 percent interest rate. Following the sale, CCPII paid off all principal, interest and fees related to the outstanding debt. Interest expense (including the origination fee) on the project totaled $10,929.

CCPIII

On March 30, 2004, the Company entered into an agreement to fund a second real estate development project. This project is with CCPIII to build a 7,000 square foot retail building to be occupied by Advance Auto Parts Stores ("AAP"). The Company holds a 50 percent ownership interest in CCPIII and has a 50 percent profit-participation interest in the project. On March 30, 2004, AAP signed a fifteen-year lease to occupy the new building and on August 10, 2004 CCPIII closed the sale of the building for a price of $1,078,090. The cost of construction including the cost of land for this building project was $828,714. The Company arranged a construction loan from GDBA to fund the construction of the building for AAP. The construction loan from GDBA Investments, LLLP, which totaled $777,875, was subject to a 1.25 percent origination fee and an interest rate of one-half of one percent (.5%) over the prime rate, as published by the Wall Street Journal on the date the interest was paid. Following the sale, CCPIII paid off all principal, interest and fees related to the outstanding debt. Interest expense (including the origination fee) on the project totaled $8,054.

Sales and Cost of Sales Summary

The following schedule summarizes the sales and cost of sales balances included in the accompanying condensed, consolidated financial statements:


                                 CCPII         CCPIII        Total
      Sales                    $ 687,141    $ 1,078,090   $ 1,765,231
                              ===========   ============  ============
      Cost of sales            $ 617,556      $ 828,714   $ 1,446,270
                              ===========   ============  ============

                  ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.
              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)


(3)  Related Party Transactions

The Company signed a noncancellable operating lease to rent office space from its majority shareholder (GDBA). The term of the lease commenced June 1, 2003 and expired December 31, 2003. The Company has exercised an option to extend the lease through December 31, 2004 on the same terms. Payments required under the operating lease are $250 per month. Future minimum rental payments required under the lease total $4,750. As of September 30, 2004, the Company owed the shareholder $4,000 for unpaid lease payments. This balance is included in the accompanying condensed consolidated financial statements as "Indebtedness to related party".

During the nine months ended September 30, 2004, GDBA performed financing services on behalf of the Company. The services were valued at $7,500 and were not paid as of September 30, 2004. This balance is included in the accompanying condensed consolidated financial statements as "Indebtedness to related party".

During the nine months ended September 30, 2004, GDBA loaned CCPII and CCPIII $592,252 and $777,875, respectively, for real estate development projects (see
Note 2). Both loans were repaid in full as of September 30, 2004.

On September 30, 2004, GDBA loaned the Company $100,000 to be used toward a deposit on another real estate project. The loan incurs interest at the prime rate, as published by Wells Fargo, and matures on January 19, 2005. The $100,000 balance is included in the accompanying consolidated financial statements as "Indebtedness to related party".

(4)  Note Receivable

On September 30, 2004, the Company paid $100,000 to Charmar Property Acquisitions, Inc. ("Charmar"), an unrelated third party, in exchange for a promissory note. The note matures on October 31, 2004 and carries no interest rate unless the note becomes in default. If Charmar defaults on the note, the note will accrue interest at a rate of 5 percent. The note is secured by a second deed of trust on real property located in Corona, California.

The Company plans for the note's funds to be used as forward funding for another real estate development project; however, the Company had not entered into an operating agreement for the project as of September 30, 2004.

(5)  Income Taxes

The provision for income taxes consists of the following:

                                       September 30,
                                           2004
                                       ------------
      Current income taxes payable:
      Federal ......................   $     14,941
      State ........................          3,811
                                       ------------
                                       $     18,752
                                       ============

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

                  ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.
              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)


                                                            Nine Months
                                                               Ended
                                                           September 30,
                                                               2004
                                                            ----------
      U.S. Federal statutory graduated rate ............        19.03%
      State income tax rate,
        net of federal benefit .........................         3.75%
      Net operating loss for which no tax ..............         0.22%
      Net operating loss carryforward ..................        -4.84%
                                                            ----------
                                                                18.16%
                                                            ==========

                              PART III

Item 1.  Index to Exhibits.

Exhibit                                                               Page or
Number    Description                                            Cross Reference
------    -----------                                            ---------------
 3.1 *    Articles of Incorporation

 3.2 *    Bylaws

10.1 *    Loan Financing Agreement with GDBA Investments, LLLP,

10.2 *    Construction Land Acquisition Loan Agreement with Cross
          Country Properties II, LLC,

10.3 *    Construction Land Acquisition Loan Agreement with Cross
          Country Properties III, LLC,

10.4 * Lease Agreement between Moody Group, LLC and Family Dollar Stores of Georgia, Inc.

10.5 * Lease Agreement between Cross Country Properties III, LLC and Advance Auto Stores Company.

10.6 *    Agreement between GDBA RE One, LLC ("Seller") and Alexander V.
          Lagerborg.

10.7 * Letter of Intent dated July 1, 2004 between Across America Real Estate Development Corp. and Carwash Management, Inc.

21        List of Subsidiaries.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a)

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a)

32.1      Certification of Chief Executive Officer pursuant to
          18 U.S.C. Section 1350, as adopted pursuant to Section
          906 of the Sarbanes-Oxley Act of 2002

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section
          906 of the Sarbanes-Oxley Act of 2002

--------------
     * Previously filed
--------------


Item 2. Description of Exhibits.
        ------------------------

 3.1*     Articles of Incorporation, filed on April 22, 2003.

 3.2*     Bylaws of The Company, approved on April 22, 2003.

10.1* Loan Financing Agreement between the Company and GDBA Investments, LLLP, dated June 5, 2003.

10.2* Construction Land Acquisition Loan Agreement between GDBA Investments LLLP and with Cross Country Properties II, LLC, dated June 5, 2003.

10.3* Construction Land Acquisition Loan Agreement between CCI Southeast, LLC, a Colorado limited liability company and Cross Country Properties III, LLC, dated March 30, 2004.

10.4* Lease Agreement dated May 14, 2004 between Moody Group, LLC and Family Dollar Stores of Georgia, Inc.

10.5* Lease Agreement dated March 30, 2004 between Cross Country Properties III, LLC and Advance Auto Stores Company.

10.6* Agreement dated February 1, 2004 between GDBA RE One, LLC ("Seller") and Alexander V. Lagerborg.

10.7* Letter of Intent dated July 1, 2004 between Across America Real Estate Development Corp. and Carwash Management, Inc.

21        List of Subsidiaries.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a)

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a)

32.1      Certification of Chief Executive Officer pursuant to 18 U.S.C.
          Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2      Certification  of Chief  Financial  Officer  pursuant to 18 U.S.C.
          Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

--------------
     * Previously filed
--------------

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.



Dated: February 24, 2005            By:  /s/ Alexander V. Lagerborg
      -------------------                ---------------------------
                                         Alexander V. Lagerborg
                                         President, Chief Executive Officer,
                                         and Director


     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.





Dated: February 24, 2005            By:   /s/ Joni K. Troska
       ----------------                   ---------------------------
                                          Joni K. Troska
                                          Treasurer, Chief Financial Officer


Dated: February 24, 2005            By:   /s/ Charles J. Berling
       ----------------                   ---------------------------
                                          Charles J. Berling
                                          Director


Dated: February 24, 2005            By:   /s/ Eric Balzer
       ----------------                   ---------------------------
                                          Eric Balzer
                                          Director